February 8, 2023

Michael A. Hedge

By EDGAR and FedEx	D 949-623-3519

Securities and Exchange Commission	michael.hedge@klgates.com
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:	Robert Littlepage
Inessa Kessman

Re:	ACM Research, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2022
File No. 001-38273

Ladies and Gentlemen:

We are submitting this letter on behalf of ACM Research, Inc. (the “Company”), in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 25, 2023 relating to the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended September 30, 2022 filed with the Commission via EDGAR on November 8, 2022 (the “September Form 10-Q”).

For convenience, we have set forth below, in italicized, bold type, the written comment provided in the Staff’s letter to the Company dated January 25, 2023.  The response of the Company to the comment is set forth immediately following the comment.

Form 10-Q for Fiscal Quarters Ended September 30, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.
You state on page 14 of your Form 10-Q that in October 2022, the U.S. Department of Commerce “enacted new rules aimed at restricting U.S. support for the PRC’s ability to manufacture advanced semiconductors.”  Please describe the material effects on your business of such new rules and provide related risk factor disclosure.

In response to the Staff’s comment, the Company plans to revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 to include the following disclosure, and will continue to update this disclosure as appropriate in future filings:

K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

Restrictions Imposed by U.S. Department of Commerce on PRC-Based Semiconductor Producers

Substantially all of ACM Shanghai’s customers and a significant portion of its operations are based in the PRC.  In 2022, [   ]% of our revenue was derived from three customers: Shanghai Huali Microelectronics Corporation, together with Huahong Semiconductor Ltd., collectively known as The Shanghai Huahong (Group) Company, Ltd., or The Huali Huahong Group, a leading PRC-based foundry, accounted for [   ]% of our revenue; Semiconductor Manufacturing International Corporation, or SMIC, a leading PRC-based foundry, accounted for [   ]% of our revenue, and Yangtze Memory Technologies Co., Ltd., or YMTC, a leading PRC-based memory chip company, together with one of its subsidiaries, accounted for [   ]% of our revenue.  In 2021, 48.9% of our revenue was derived from two PRC-based customers: The Huali Huahong Group accounted for 28.1% of our revenue and YMTC accounted for 20.8% of our revenue.

In early October 2022, the U.S. government enacted new rules aimed at restricting U.S. support for the PRC’s ability to manufacture advanced semiconductors. The rules include new export license requirements for exports, re-exports or transfers to or within the PRC of additional types of semiconductor manufacturing items, items for use in manufacturing designated types of semiconductor manufacturing equipment in the PRC, and semiconductor manufacturing equipment for use at certain IC manufacturing and development facilities in the PRC.  In addition, the U.S. government imposed new restrictions by which U.S. persons anywhere in the world are effectively barred from engaging in certain activities related to the development and production of semiconductors at PRC fabrication facilities meeting specified criteria, even if no items subject to the EAR are involved.

ACM Shanghai has determined that several of its customers have PRC-based facilities that meet the restricted criteria, and has also determined that several of its products may meet the parameters of export control classification numbers, or ECCNs, affected by the restrictions. Accordingly, depending on the details of the final implementation of these new restrictions and associated licensing policies, ACM may not be able to import, or may face substantial restrictions in importing, parts from the United States to support tool shipments to such facilities, or to be embedded into tools defined by affected ECCNs.  ACM and ACM Shanghai have implemented modifications to their existing business policies and practices in response to the new restrictions, including by imposing limitations on the activities of their U.S. persons and their supply chains more broadly to comply with the new regulations.

We believe that as a result of the new restrictions, several ACM Shanghai customers have significantly reduced production and related capital spending at facilities meeting the restricted advanced node capabilities. In addition, ACM Shanghai has experienced challenges as the companies in its supply chain adapt their policies to the new regulations. These factors had an adverse impact on ACM Shanghai’s shipments and sales in the three months ended December 31, 2022.  We anticipate these factors will continue to have an adverse impact on ACM Shanghai’s shipments and sales in future periods.

See “Risk Factors – Regulatory Risks – Our ability to sell our tools to Chinese customers has been impacted, and will likely to be materially and adversely impacted, by export license requirements, other regulatory changes, or other actions taken by the U.S. or other governmental agencies” for more information.

*******

Further, in response to the Staff’s comment, the Company plans to include the following revised risk factor in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and will continue to update this risk factor as appropriate in future filings:

Our ability to sell our tools to customers in the PRC has been impacted, and will likely continue to be materially and adversely impacted, by export license requirements, other regulatory changes, or other actions taken by the U.S. or other governmental agencies.

ACM Shanghai utilizes certain items subject to export controls under the U.S. Export Administration Regulations (EAR) in manufacturing and supplying its products. The EAR applies to exports of commodities, software and technology from the United States, including for use in manufacturing products outside the United States, as well as to certain products manufactured outside the United States that incorporate, or are based on, designated U.S. content, software or technology. The Bureau of Industry and Security of the U.S. Department of Commerce (BIS), which administers the EAR, recently imposed, and may continue to impose, additional restrictions under the EAR on certain exports to the PRC, including restrictions targeting the semiconductor manufacturing industry in the PRC.  Many of these restrictions were imposed through licensing requirements with a presumption of denial. These types of restrictions may impact the operations of ACM Shanghai.

As part of the new regulations, BIS imposed a series of restrictions on exports of designated products and exports for specified end uses and end users in connection with the supercomputer, artificial intelligence, integrated circuit (IC) and semiconductor manufacturing sectors in the PRC.  These new restrictions have impacted the procurement by ACM Shanghai of certain items from the U.S. for use in manufacturing its products and, depending on the details of the final implementation of these new restrictions and associated licensing policies, will likely continue to limit to an undetermined extent ACM Shanghai’s ability to supply its products to certain end users and for certain end uses in the PRC.

Alongside these new restrictions, BIS has also continued to designate additional PRC entities, many involved in the semiconductor manufacturing industry, on restricted party lists under the EAR, such as the Entity List and the Unverified List. These designations impose licensing requirements for the supply of products to such entities. In most cases, any items subject to the EAR, including foreign produced products with specified U.S. content, now require an export license from BIS before they can be supplied to the newly listed PRC entities, regardless of their export classification. In December 2020, SMIC, one of the largest chip manufacturers in the PRC, was one of numerous entities added to the Entity List.  Challenges faced by SMIC and its key suppliers as a result of the listing have indirectly impacted SMIC’s demand for, and ACM Shanghai’s ability to supply ACM Shanghai products. More recently, in October 2022, Yangtze Memory Technologies Co., Ltd., or YMTC, a leading PRC memory chip company, was added to the Unverified List of the EAR alongside a number of other Chinese entities. The Unverified List identifies parties for whom BIS has been unable to confirm their bona fides (i.e., legitimacy and reliability about the end-use and end-user of items subject to the EAR). Entities listed on the Unverified List are ineligible to receive items subject to the EAR by means of a license exception if a U.S. export license is required. In December 2022, YMTC was moved from the Unverified List to the Entity List. Challenges faced by YMTC and its key suppliers as a result of the listing could indirectly impact YMTC’s demand for, or ACM Shanghai’s ability to supply, ACM Shanghai products.

Also in October 2022, BIS announced new rules that significantly expanded U.S. export controls as applied to advanced IC products, related manufacturing equipment and technology, and supercomputers, where the destination or ultimate end user is based in the PRC. In the case of semiconductor manufacturing equipment, the new rules require an export license for the export, re-export, or transfer to or within the PRC of additional types of semiconductor manufacturing equipment,  items for use in manufacturing designated types of semiconductor manufacturing equipment, and semiconductor manufacturing equipment for use at certain IC manufacturing and development facilities in the PRC.  License applications for these exports are reviewed under a presumption of denial.  In addition, BIS imposed new restrictions by which U.S. persons anywhere in the world are effectively barred from engaging in certain activities related to the development and production of semiconductors at PRC fabrication facilities meeting specified criteria, even if no items subject to the EAR are involved.

ACM Shanghai has determined that several of its customers have PRC-based facilities that meet the restricted criteria, and has also determined that several of its products may meet the parameters of export control classification numbers, or ECCNs, affected by the restrictions. Accordingly, depending on the details of the final implementation of these new restrictions and associated licensing policies, ACM may not be able to import, or may face substantial restrictions in importing, parts from the United States to support tool shipments to such facilities, or to be embedded into tools defined by affected ECCNs.  ACM and ACM Shanghai have implemented modifications to their existing business policies and practices in response to the new restrictions, including by imposing limitations on the activities of their U.S. persons and their supply chains more broadly to comply with the new regulations.

We believe that as a result of the new restrictions, several ACM Shanghai customers have significantly reduced production and related capital spending at facilities meeting the restricted advanced node capabilities. In addition, ACM Shanghai has experienced challenges as the companies in its supply chain adapt their policies to the new regulations. These factors had an adverse impact on ACM Shanghai’s shipments and sales in the three months ended December 31, 2022.  We anticipate these factors will continue to have an adverse impact on ACM Shanghai’s shipments and sales in future periods.

We cannot be certain what additional actions the U.S. government may take with respect to PRC entities, or whether such actions will impact our relationships with our PRC-based customers. Additional actions could take the form of further revisions to the Entity List or Unverified List, new export restrictions, additional tariffs or other trade restrictions.  It is also possible that other countries could adopt similar semiconductor-focused export controls to align with the October 2022 U.S. actions. Press reports indicate that two countries involved in ACM Shanghai’s current supply chain, Japan and the Netherlands, are currently considering similar measures. The introduction of multilateral semiconductor-focused export controls could further negatively impact ACM Shanghai’s supply chain from potentially affected countries and, indirectly, the ability of our customers in the PRC to scale their production.  We are unable to predict the duration of the restrictions imposed by the U.S. government or the effects of any future governmental actions by the U.S. or other countries that may impact our relationships with our PRC-based customers, any of which could have a long-term adverse effect on our business, operating results and financial condition.

*          *          *

Please do not hesitate to contact me at (949) 623-3519 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Michael A. Hedge

Michael A. Hedge

cc:	David H. Wang, ACM Research, Inc.
Mark McKechnie, ACM Research, Inc.
Jason C. Dreibelbis, K&L Gates LLP